SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 15, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

First half year report 2003 including the consolidated financial statements of Aventis

ACTIVITY REPORT FIRST HALF YEAR 2003

CONSOLIDATED GROUP RESULTS

Aventis reported consolidated group sales of € 8.622 billion for the first half of 2003 compared to € 11.304 billion in the year-ago period. The sales decline was mainly due to the divestment of Aventis CropScience and Aventis Animal Nutrition during the first half of 2002 and the weakening of some currencies against the euro. Group net income for the first half of 2003 was € 813 million compared to € 1.488 billion in the same period of 2002, which included net gains related to the Aventis CropScience divestment. Consolidated earnings per share (EPS) were € 1.03 compared to € 1.87.

CORE BUSINESS OVERVIEW

Sales of the core business (prescription drugs, human vaccines, 50% equity interest in the animal health joint venture Merial, and corporate activities) on an activity basis (excluding currency translation effects) rose 5.2% to € 8.14 billion in the first half year 2003. Core net income increased 16.0% to € 1.09 billion from € 937 million in the first half of 2002.  EPS in the first half 2003 increased 16.5% to € 1.38 from € 1.18 despite the negative impact of adverse exchange rate developments.

AVENTIS CORE BUSINESS KEY FIGURES (1) (2) (in € million , except EPS)	H1 2003	H1 2002	Total variance

Sales	8,141	8,799	-7.5%
Activity variance(3)			5.2%
Net income	1,088	937	16.0%
EPS (in €)	1.38	1.18	16.5%

(1)	Not subject to a review by the auditors
(2)

Aventis Core Business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial animal health joint venture and corporate activities.

(3)	Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

Note: Unless otherwise stated, all references below to sales growth are on an activity basis, i.e. excluding currency translation effects.

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com Address for visitors: 16, Avenue de l ‘Europe · Espace Européen de l’Entreprise · F-67300 Schiltigheim

Core business net sales in the first half year 2003 rose 5.2% to € 8.141 billion. Reported core business sales declined 7.5% as a result of negative currency developments that accounted for 12.7 percentage points (p.p.) of the decline and were mainly attributable to the weakness of the U.S. dollar.

Sales of strategic brands and vaccines in the first half year 2003 totaled € 5.168 billion, a 18.1% increase compared to the year-ago period, and accounted for 63.5% of total core business sales. Strategic brand sales rose 17.4% to € 4.485 billion in the second quarter, while human vaccines sales advanced 23.1% to € 683 million, helped by strong sales of pediatric combination vaccines in the United States.

Sales activity of products in the rest of the core business portfolio fell by about 12%. This decline was due to the negative evolution of sales of some older products that are exposed to cost-containment measures, price controls and generic competition as well as to a slowdown in the bulk and toll manufacturing activities.

In the United States, core business sales rose 13.0% to € 3.054 billion in the first half year 2003, accounting for 37.5% of total core business sales. Strategic brands and vaccines accounted for approximately 86% of total U.S. core business sales, driven by the three Aventis blockbusters – the allergy medication Allegra, the oncology drug Taxotere and the anti-thrombotic agent Lovenox/Clexane. Robust sales growth from the new long-acting insulin Lantus and vaccines sales growth of 32% also contributed significantly to the strong performance in the U.S.

In France, first half year 2003 sales declined 9.7% to € 1.058 billion, as government measures to reduce healthcare costs, including efforts to bolster the use of generic drugs and reduce antibiotic consumption, hampered sales of several non-strategic products and offset the strong performance of the cardiology and oncology franchises. In Germany, sales fell 2.2% to € 530 million as the ongoing growth of strategic brands – particularly Lovenox/Clexane and Taxotere – failed to offset the negative impact of the government’s cost-containment measures and increased parallel imports. Most European regions such as United Kingdom/Ireland, Spain/Portugal and Austria/Switzerland reported higher sales. However, sales in Italy declined, also as a result of government cost-containment measures.

In Japan, the world’s second-largest pharmaceutical market, sales rose 0.8% to € 410 million in the first half year 2003. Growth factors included expanded use of the antihistamine Allegra for the treatment of skin diseases, strong sales of the diabetes treatment Amaryl, now the leading drug in its class, and the ongoing launch of the osteoporosis treatment Actonel. Aventis has restructured its oncology unit in Japan, reinforcing its focus on breast, gastric and non-small cell lung cancer.

2

SELECTED SALES OF AVENTIS STRATEGIC BRANDS AND VACCINES (1)

(in € million)

	H1 2003	H1 2002	Activity Variance(2)
Allegra/Telfast global sales	919	1,050	6.2%
U.S. sales	751	874	5.8%
Lovenox/Clexane global sales	799	809	15.9%
U.S. sales	490	538	12.1%
Taxotere global sales	667	596	30.2%
U.S. sales	363	331	35.0%
Delix/Tritace global sales	504	445	20.9%
(Not sold by Aventis in the U.S.)
Lantus global sales	199	124	90.1%
U.S. sales	153	99	91.1%
Ketek global sales	39	15	N.S.
(Not yet sold by Aventis in the U.S.)
Actonel sales consolidated by Aventis(3)	81	54	71.7%
(U.S. sales consolidated by P&G)
Human vaccines sales consolidated by Aventis(4)	683	643	23.1%
U.S. sales	385	358	32%

(1)                                  Not subject to a review by the auditors

(2)                                  Excluding currency translation effects

(3)                                  Cooperation with Procter & Gamble; Actonel sales as consolidated by Aventis including sales in Japan

(4)                                  Vaccines sales in Europe through the Aventis Pasteur MSD joint venture are not consolidated by Aventis

N.S.                          Not significant

Allegra/Telfast (fexofenadine): Sales of the non-sedating allergy medication grew 6.2% in the first half year 2003, while U.S. sales climbed 5.8% despite a weaker and shorter pollen season compared to 2002 and changes in the reimbursement of prescription antihistamines by managed care organizations. The performance of Allegra continued to be in line with the company’s stated expectation of delivering single-digit U.S. sales growth in 2003. Allegra monthly total prescriptions for the first half of 2003 rose 6% compared to the same period in 2002, according to IMS Health data. Prescription growth for the remainder of 2003 will depend on the severity of the fall U.S. allergy season, which was unusually strong in 2002.

Lovenox/Clexane (enoxaparin sodium): Sales of this anti-thrombotic agent rose 12.1% in the U.S., returning to historical double-digit growth rates, while global sales increased 15.9%. The improved U.S. performance was the result of an action plan to capitalize on the untapped growth potential of Lovenox in replacing unfractionated heparin in the treatment of medical patients at risk for deep vein thrombosis (DVT) as well as patients with acute coronary syndrome.  In July, Aventis received FDA approval for a new label with revised information regarding the use of Lovenox in patients with mechanical prosthetic heart valves, including pregnant women with mechanical prosthetic heart valves.

Taxotere (docetaxel): Worldwide sales rose 30.2% in the first half year 2003, while U.S. sales increased 35.%, bolstered by the increasing use of the chemotherapy agent in the treatment of breast and non-small cell lung cancer (NSCLC). An important catalyst has been the recent U.S. and EU approvals for the first-line treatment of NSCLC, the most common form of lung cancer.

3

Delix/Tritace (ramipril): The ACE inhibitor, which generated a 20.9 % increase in the first half year 2003, is expected to become the next blockbuster drug for Aventis due to increasing use among people with hypertension and/or diabetes seeking to reduce the risk of cardiovascular events.

Lantus (insulin glargine): Sales of the long-acting insulin surged 90.1% worldwide, with sales rising 91.1 % in the U.S.  Lantus was the leading insulin in the U.S. on a total prescription (TRx) basis at the end of June with a market share of 18.6%, according to IMS Health data. The global rollout of Lantus is progressing. Aventis expects to complete the launch in remaining key markets worldwide, including France and Italy, by the end of 2003.

Ketek (telithromycin): Sales of the world’s first ketolide antibiotic almost doubled in the first half year 2003, boosted by a strong performance in France, the world’s third largest antibiotic market. More than 3.6 million people in 40 countries have benefited from Ketek’s optimally targeted spectrum of activity for uncomplicated, mild to moderate respiratory tract infections.

Aventis is continuing discussions with the U.S. Food and Drug Administration (FDA) on submitting a response to a second “approvable letter” issued by the FDA in January 2003. The recent approvable letter requested additional analysis and information related to the company’s 24,000-patient usual care study but did not request any additional studies. Aventis remains committed to gaining U.S. approval for Ketek and anticipates submitting a response in time to gain approval in early 2004.

Actonel (risedronate): Benefiting from sustained growth of the once-weekly version in the U.S. and EU as well as its ability to rapidly reduce the risk of fractures, total Alliance sales of the osteoporosis treatment with partner Procter & Gamble rose 67 % in the first half year of 2003 to € 328 million. Sales consolidated by Aventis amounted to € 81 million in the first half year of 2003.

Human vaccines sales rose 23.1% during the first half year 2003, primarily due to ongoing growth in the U.S. market. Pediatric combination vaccines were among the key drivers, particularly the successful launch of the trivalent vaccine Daptacel in the U.S. in 2002. Other contributing factors to the growth in the U.S. were increased sales of adult booster vaccines and additional supply of meningitis vaccines for the college market. International sales also were robust, reflecting strong performances in Mexico and Canada. Sales in Europe by the Aventis Pasteur MSD joint venture, which are not consolidated by Aventis, were € 243 million in the first half year 2003, up 10% compared to the year-ago period.

4

PROGRESS WITH SUBMISSIONS FOR NEW PRODUCTS AND KEY INDICATIONS

Aventis achieved an important milestone during the second quarter when insulin glulisine, a rapid-acting insulin, was submitted for regulatory approval in the U.S. and EU. Insulin glulisine will expand the Aventis diabetes portfolio and complement the long-acting insulin Lantus.

Three other new products are currently anticipated for regulatory submission in 2003:

•  The clinical activities associated with the U.S. submission of the inhaled corticosteroid Alvesco (ciclesonide) have been completed. Aventis is co-developing this compound with Altana Pharma in the U.S. for use in both adults and children, and Aventis is responsible for the U.S. regulatory filing.

•  Analysis of results from the lead phase III clinical trial for the targeted anti-cancer therapy Genasense (oblimersen sodium) will allow for a decision on a potential U.S. regulatory submission by the end of the third quarter. Enrollment is complete for the studies in first-line metastatic melanoma (skin cancer) as well as in chronic lymphocytic leukemia and multiple myeloma (two different forms of blood cancer) with partner Genta Inc.

•  Menactra, the first quadrivalent conjugate vaccine for the prevention of meningococcal meningitis (four serogroups), is planned to be submitted for U.S. regulatory approval earlier than expected by the end of 2003 for use in children age 11 and older as well as adults. Another submission is planned for 2004 for use in younger children. Pentacel, a new pediatric combination vaccine against five diseases, is planned to be submitted for U.S. approval in 2004.

Three new indications for the oncology agent Taxotere, for its use in patients with adjuvant breast cancer, prostate cancer and gastric cancer are planned to be submitted for U.S. and EU regulatory approval.

CORE BUSINESS PROFITABILITY ANALYSIS

Gross margin as a percentage of sales declined to 74.2% in the first half year 2003 from 74.4% in the year-ago period due to currency translation effects.

Selling, general and administrative expenses and other revenues net were € 2.531 billion in the first half year of 2003 (31% of sales), an 15.5% decrease compared to € 2.996 billion (34% of sales) in the year-ago period. Excluding currency translation effects, SG&A and other revenues net decreased by 2.5%. This development was mainly driven by higher advertising and commission expenses to support strategic brands, especially in the U.S. market. Foreign exchange gains and losses amounted to a gain of € 49 million in the first half year 2003 compared to a gain of € 45 million in the year-ago period.

5

R&D expenses totaled € 1.393 billion (17.1% of sales) compared to € 1.538 billion (17.4% of sales) in the first half year 2003. R&D expenses rose 1.5 % on an activity basis. However, R&D expenses would have risen 4.8 % compared to the year-ago period when excluding € 49 million in milestone payments made in the second quarter of 2002 to Genta Inc. as part of the cooperation agreement for Genasense.

Restructuring expenses amounted to € 63 million in the first half year 2003 compared to € 14 million in the year-ago period.

Equity in earnings of affiliated companies amounted to € 102 million in the first half year 2003 compared to € 108 million in the year-ago period. The Merial animal health joint venture (with Merck & Co.) was the largest contributor to equity income. Sales by the Merial joint venture were € 801 million in the first half year 2003, down 2% from the year-ago period on an activity basis.

EBITA (operating profit before goodwill amortization plus equity in earnings of affiliated companies) amounted to € 2.155 billion (including € 55 million in costs related to an ongoing productivity enhancement plan) in the first half year 2003 compared to € 2.110 billion in the year-ago period. The EBITA margin as a percentage of sales increased 2.5 percentage points to 26.5 % in the second quarter from 24.0% in the year-ago period.

Miscellaneous non-operating income and expenses amounted to a loss of € 92 million compared to a loss of € 157 million in the year-ago period. Aventis benefited from a favorable adjustment in the market value of biotechnology investments, including Millennium and Genta.

Net income increased 16.0% to € 1.088 billion from € 937 million in the first half year 2003, while earnings per share (EPS) rose 16.5% to € 1.38 from € 1.18 in the year-ago period. Before goodwill amortization, EPS rose 9.8% to € 1.68 from € 1.53 in the year-ago period.

The core business generated free cash flow of € 682 million in the first half of 2003, compared to € 10 million in the year-ago period, benefiting from lower working capital requirements, which were € 520 million compared to € 1.048 billion in the comparable period in 2002. Cash flow was affected negatively in 2002 from a significant reduction in the asset securitization program, which led to a cash outflow of € 370 million. In 2003, this program has been maintained at a level comparable to that in 2002. Change in inventories of  € 310 million was slightly higher compared to the first half of 2002. Pension funding increased significantly to € 149 million in the first half of 2003 compared to € 50 million in the same period of 2002.

NON-CORE BUSINESS PROFITABILITY ANALYSIS

Non-core business sales were € 493 million in the first half year 2003 compared to € 2.530 billion in the year-ago period, which included consolidated sales of Aventis CropScience and Aventis Animal Nutrition before their divestiture during the first half of 2002. The therapeutic proteins business Aventis Behring achieved first half year sales of € 462 million, a decrease of 4% because of pricing pressure. Aventis is continuing exclusive negotiations with CSL Ltd. of Australia concerning the divestment of this business. Non-core EBITA in the first half year 2003 was a loss of  € 103 million compared to a loss of € 152 million in the year-ago period.

6

Non-core net income was a loss of  € 274 million in the first half 2003 compared to € 550 million in the year-ago period as the net gains on the disposal of Aventis CropScience and Aventis Animal Nutrition was booked in the second quarter of 2002.  This loss of the first half 2003 is mainly due to adjustments of Rhodia and Clariant share market value.

Net cash outflow related to the non-core businesses totaled € 525 million for the first six months of 2003, mainly due to one-time payments of € 390 million including  € 173 million for methionine litigation and € 85 million for StarLink litigation. Most of these items had already been provisioned in 2002. Furthermore, Aventis Behring free cash flow had a negative impact.

AVENTIS GROUP NET DEBT

Aventis net debt at the end of June 2003 was € 4.242 billion, reflecting an increase, which is typical of the first half of the year, of € 790 million compared to the end of 2002. The main cash transactions that led to the increase in net debt were the dividend payment of € 568 million, the share repurchase program of € 231 million and the early redemption of quasi-equity financing instruments of € 204 million. The positive free cash flow of € 157 million (€ 682 million in free cash flow for the core business and a cash outflow of € 525 million for the non-core business) and the disposal of the 9.9% of Rhodia shares contributed positively to the evolution of the net debt.

AVENTIS MAKING PROGRESS IN SHARE REPURCHASE PROGRAM

During the first half of 2003, Aventis repurchased 5.2 million of its shares, or 1.1% of the trading volume. Aventis held approximately 12.1 million of its own shares at the end of the second quarter, representing 1.5% of the company’s share capital of 799,576,080 shares. The average number of outstanding shares in the second quarter of 2003 was 789.5 million. Shares are purchased on the open market or in privately negotiated transactions, from time to time, based on market conditions. The repurchased shares, which are being used for general corporate purposes, are booked against stockholders’ equity and are excluded from earnings per share (EPS) calculations.

AVENTIS GROUP INSURANCE

Aventis has in place a very comprehensive risk financing program using a combination of both captive insurance companies and third party insurers.

7

Over the last three years as part of an overall emphasis on good corporate governance, Aventis has developed and implemented a very far-reaching and active Enterprise Risk Management (ERM) program.  This program has put in place extensive risk analyses procedures and controls, which have made Aventis’ management more aware of Aventis’ risk profile, and more willing to prudently assume higher levels of risks.  In addition, subsequent to Aventis implementing its ERM initiative, external factors led to the third party insurance market becoming more difficult and restrictive in its coverages, limits and pricing.  This was an ancillary factor in Aventis’ decision to assume more of the financing of its risk in-house on certain, but not all, lines of coverage through the use of its well-funded and capitalized captive, Carraig.  Carraig is venued and fully licensed in Dublin, Ireland, and is closely scrutinized and regulated by the Irish regulatory authorities.  Carraig provides coverage in conjunction with third party insurers on Aventis’ global property and business interruption; product and general liability and marine transit programs.

In regard to particular lines of coverage, Aventis has put into place global programs covering all subsidiaries and divisions.  By centralizing the purchasing of insurance coverages in the major areas of risk, such as products and general liability, property damage and business interruption, and marine transit, Aventis is assured that all insurable catastrophic-type risks are well protected and not at risk of being underinsured due to locally purchased coverages in some countries not being adequate.  These global coverages provide terms and limits equal to or in excess of those considered normal for a pharmaceutical and vaccine company of Aventis’ type and size.

In particular, Aventis’ property damage and business interruption coverage provides approximately €2 billion of coverage in a broad, all-risk policy form.  The marine and transit policy, which also covers offsite warehouse inventory, provides up to € 210 million of coverage limits.

In regard to products and general liability, Aventis has structured a very strong risk-financing program to respond to the current extremely volatile third party liability insurance market.  Third party insurers have significantly reduced limits available to pharmaceutical companies and placed many restrictions on coverage for health care and pharmaceutical companies.  Despite these challenges, Aventis’ liability risk financing and insurance program is well positioned with several hundred million euros of coverage limits. This is due to combining the capacity of only strongly rated third party insurers with Carraig. Aventis’ third party liability insurers are rated A or better by Best, the insurance industry’s rating agency.

AVENTIS COMPANY RESULTS

Aventis realized a net result of  € 770 million for the first half of 2003 compared to € 1.285 billion in the year-ago period.

8

OUTLOOK: AVENTIS CONFIRMS FULL-YEAR FINANCIAL TARGETS

Following the positive sales and earnings performance for the first half of 2003, Aventis is again reaffirming the full-year targets established at the start of the year for the core business.

For the full year, Aventis expects core business percentage sales growth in the high single digits, driven by the further expansion of strategic brands and vaccines, while earnings per share are expected to grow in the mid to high teens, which includes the costs related to the productivity enhancement plan initiated at the start of 2003 and based on the assumption of a euro/dollar average rate of $1.10 for the full year.

Definition of EBITA

EBITA is an unaudited non-GAAP measure that we define as operating income (loss), excluding goodwill amortization, plus equity in earnings from affiliated companies. We have included EBITA information because it is one of the measurements we use to assess our financial performance. Our EBITA may not be comparable to EBITA as defined by other companies. We believe EBITA is a measure commonly used by financial analysts and others in the pharmaceutical industry.

Definition of EPS

Basis EPS before goodwill amortization is an unaudited non-GAAP measure that we define as basic earnings per share(EPS) excluding goodwill amortization. We have included basic EPS before goodwill amortization since we consider this measurement to be relevant to an understanding of the performance of our activities.

(Not in the French text)

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals; Alvesco, a trademark of Altana Pharma AG; and Genasense, a trademark of Genta Inc.

9

AVENTIS AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 AND 2002

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002

BALANCE SHEETS

(millions of €)

ASSETS	June 30, 2003	December 31, 2002	June 30, 2002
CURRENT ASSETS
Cash, short-term deposits and marketable securities	1,400	1,299	1,199
Net trade accounts and notes receivable	2,619	2,544	2,721
Net inventory (note 2)	3,046	2,730	2,929
Other current assets	2,883	3,073	3,915
TOTAL CURRENT ASSETS	9,948	9,646	10,764
INVESTMENTS AND OTHER ASSETS (note 3-4)	5,434	5,828	5,567
PROPERTY, PLANT AND EQUIPMENT
At cost	9,497	9,378	9,126
Less : accumulated depreciation and provisions	(5,157)	(4,923)	(4,644)
	4,340	4,455	4,482
INTANGIBLE ASSETS
At cost	16,178	16,957	17,573
Less : accumulated depreciation and provisions	(5,860)	(5,813)	(5,540)
	10,318	11,144	12,033
TOTAL ASSETS	30,040	31,073	32,846

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002

BALANCE SHEETS

(millions of €)

LIABILITIES AND STOCKHOLDERS’ EQUITY	June 30, 2003	December 31, 2002	June 30, 2002

CURRENT LIABILITIES
Bank overdrafts and short-term borrowings	2,907	1,889	1,692
Trade accounts and notes payable	1,338	1,415	1,365
Current portion of long-term debt	1,099	1,076	518
Other current liabilities	5,140	6,098	6,299
TOTAL CURRENT LIABILITIES	10,484	10,478	9,874
LONG-TERM DEBT	1,640	1,787	3,808
OTHER LONG-TERM LIABILITIES	6,968	6,987	7,221
Commitments and contingencies (note 11)	447	486	288
MANDATORILY REDEEMABLE PARTNERSHIP INTEREST (note 7)	219	238	250
MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	170	159	250
AMORTIZABLE PREFERRED SECURITIES	20	89	137
STOCKHOLDERS’ EQUITY (note 5)
Participating shares and Capital equity notes	681	845	873
Common stock - Ordinary shares	3,054	3,054	3,039
Additional paid-in capital	21,467	21,467	21,283
Retained earnings and other additional paid-in capital	(12,725)	(12,752)	(12,696)
Translation reserve	(1,938)	(1,279)	(1,193)
TOTAL STOCKHOLDERS’ EQUITY	10,539	11,335	11,306
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	30,040	31,073	32,846

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002

INCOME STATEMENTS

(millions of €)

	June 30, 2003	June 30, 2002	December 31, 2002
NET SALES	8,622	11,304	20,622
OPERATING EXPENSES (note 8)	(6,784)	(10,153)	(17,792)
OPERATING INCOME	1,838	1,151	2,830
OTHER INCOME (EXPENSES)
Equity in earnings of affiliated companies (note 3)	(30)	141	51
Interest expense – net	(80)	(214)	(309)
Other income (expenses) - net (note 9)	(288)	1,444	1,120
	(398)	1,371	862
INCOME BEFORE TAXES AND MINORITY INTERESTS	1,440	2,522	3,692
Provision for income taxes (note 10)	(568)	(928)	(1,430)
INCOME BEFORE MINORITY INTERESTS	872	1,594	2,262
Minority interests in net income of consolidated subsidiaries	(23)	(61)	(86)
NET INCOME BEFORE PREFERRED REMUNERATION	849	1,533	2,176
Preferred remuneration	(36)	(45)	(85)
NET INCOME– COMMON SHAREHOLDERS	813	1,488	2,091

Average number of ordinary shares outstanding	790,604,173	793,487,050	793,412,151
Basic earnings per share in € (note 6)	1.03	1.87	2.64
Diluted earnings per share in € (note 6)	1.03	1.87	2.61

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002

STATEMENTS OF CASH FLOWS

(millions of  €)

	June 30, 2003	June 30, 2002	December 31, 2002
OPERATING ACTIVITIES
Net income before preferred remuneration (after income tax)	849	1,533	2,176
* Elimination of expenses and benefits without effect on cash :
- Depreciation and amortization	607	1,301	2,216
- Other	(391)	(1,097)	(793)
* Change in operating assets and liabilities excluding net operating assets acquired	(518)	(1,850)	(1,740)
Net cash provided (used) by operating activities	547	(113)	1,859
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(391)	(502)	(1,000)
Proceeds from sales of assets	212	4,463	4,654
Other	(157)	(457)	(415)
Net cash provided (used) by investing activities	(336)	3,504	3,239
Financing activities
New long-term borrowings	2	25	135
Repayment of long-term borrowings	(117)	(1,516)	(2,931)
Increase / (decrease) in bank overdrafts and short-term borrowings	1,022	(1,112)	(1,091)
Dividends paid by the Group	(568)	(481)	(490)
Other	(470)	(403)	(631)
Net cash (used) provided by financing activities	(131)	(3,487)	(5,008)
Net effect of exchange rate changes on cash	3	(26)	(60)
Increase (Decrease) in net cash and cash equivalents	83	(122)	30
NET CASH AND CASH EQUIVALENTS
Beginning of period	756	814	814
Net effect of consolidation changes on cash and cash equivalent	36	(87)	(88)
End of period	875	605	756
CASH PAID
Interest	241	302	933
Taxes	638	335	645

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES

For the year ended December 31, 2002

STATEMENTS OF STOCKHOLDERS’ EQUITY

(millions of €)

	Common stock ordinary shares	Capital equity notes 1986 and 1993	Preference shares Series “A” 1993	Participating shares 1989 Series “A” and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid in capital	Translation reserves	Total stockholders’ equity	Comprehensive income
Balance as of January 1, 2002	3,039	503	352	23	21,283	(13,533)	354	12,021	—
Issuance of shares for stock options	6	—	—	—	46	(4)	—	48	—
Net income before preferred remuneration	—	—	—	—	—	2,176	—	2,176	2,176
Preferred remuneration	—	—	—	—	—	(85)	—	(85)	—
Translation reserves	—	—	—	—	—	(523)	(1,633)	(2,156)	(2,156)
Dividends with respect to 2001 earnings	—	—	—	—	—	(460)	—	(460)	—
Issuance of ordinary shares	9	—	—	—	138	—	—	147	—
Repurchase of Capital equity notes 1986	—	(33)	—	—	—	4	—	(29)	—
Repurchase of Aventis Shares	—	—	—	—	—	(327)	—	(327)	—
Balance as of December 31, 2002	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	20

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2003

STATEMENTS OF STOCKHOLDERS’ EQUITY

(millions of €)

	Common stock ordinary shares	Capital equity notes 1986 and 1993	Preference shares Series “A” 1993	Participating shares 1989 Series A and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid-in capital	Translation reserve	Total stockholders’ equity	Comprehensive income
Balance as of January 1, 2003	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	—
Issuance of shares for stock options	—	—	—	—	—	(2)	—	(2)	—
Net income before preferred remuneration	—	—	—	—	—	849	—	849	849
Preferred remuneration	—	—	—	—	—	(36)	—	(36)
Translation reserves	—	—	—	—	—	—	(659)	(659)	(659)
Dividends with respect to 2002 earnings	—	—	—	—	—	(553)	—	(553)	—
Repurchase of capital equity notes 1986	—	(164)	—	—	—	—	—	(164)	—
Repurchase of Aventis Shares	—	—	—	—	—	(231)	—	(231)	—
Balance as of June 30, 2003	3,054	306	352	23	21,467	(12,725)	(1,938)	10,539	190

The notes on pages 7 to 39 are an integral part of the condensed consolidated financial statements

Note 1 – Significant events and significant accounting policies of the six-month period ended June 30, 2003

The unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2003 and June 30, 2002, in the opinion of management, reflect all adjustments considered necessary to present a fair statement of the results for the interim periods. These statements should be read in conjunction with the 2002 audited consolidated financial statements of Aventis and subsidiaries (the Group).

These unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2003 and 2002 have been prepared using the accounting principles used for the December 31, 2002 consolidated financial statements, in accordance with accounting principles that comply with French law. The differences between these accounting principles and those generally accepted in the United States, which have a material impact on the Aventis unaudited interim condensed consolidated financial statements, are described in note 14. Application, as of January 1, 2002, of the new French regulation CRC 00-06 on liabilities did not impact the Group’s consolidated financial statements for the periods presented.

Significant events of the six-month period ended June 30,2003

As of June 30, 2003, December 31, 2002 and June, 30 2002, the Hoechst minority interests stand at 1.96%, following the repurchase by Aventis of 2,629,657 Hoechst shares on June 10, 2002.

The major changes to the consolidated companies as of June 30, 2003, compared to June 30, 2002 relate to the following transactions:

•                  The European antitrust authorities required in 1999 that Aventis reduces its shareholding in Rhodia to less than 5% by April 2004. On May 2, 2003, Aventis sold to Crédit Lyonnais 17,751,610 Rhodia shares. Until that date Aventis owned 45,211,662 Rhodia shares representing approximately 25.2% of Rhodia total share capital and accounted for Rhodia under the equity method (see note 3).

Further to this transaction Aventis owns approximately 15.3% of the share capital and has been reassessing whether or not such ownership enables Aventis to exercise significant influence on Rhodia’s financial and operating policies. Considering the immediate transfer of full ownership and voting rights to Crédit Lyonnais upon the transaction date, Aventis concluded that it was no longer able to exercise significant influence and therefore equity method accounting has been discontinued as of the date of transaction.

•                  On August 1, 2002, Dade Behring filed for a voluntary reorganization under chapter 11 of the U.S. Bankruptcy Code. The reorganization plan was approved and became effective as of October 3, 2002. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring. Until that date, Aventis held an equity investment of 51.8% in Dade Behring. This company was accounted for under the equity method since the shareholders’ agreement provided the other investors with significant participating rights and did not allow Aventis to control or manage the operations of the entity.

In the first six months of 2002, the major changes to the consolidated companies were:

•                  In June, 2002 Aventis has completed the sale of its 76 % stake in Aventis CropScience to Bayer.

•                  In May, 2002, the Group has set up a new captive insurance and reinsurance company, Carraig, which has an authorized share capital of € 500 million (of which € 200 million has been subscribed).

•                  In April 2002, the Group completed the disposal of its Animal Nutrition operating assets to CVC Capital Partners.

For comparison purposes, pro forma data for the six-month periods ended June 30, 2002 and for the year ended December 31, 2002 are presented in note 13, reflecting the change in consolidated companies.

Significant accounting policies

With respect to revenue recognition, the Group applies the following policies:

The Group recognizes revenues when all of the following criteria are met:

•                  persuasive evidence of an arrangement exists that is in accordance with the Group’s customary business practices and processes for documenting sales transactions;

•                  delivery has occurred or services have been rendered and the customer has taken title and assumed the risks and rewards of ownership of the products purchased;

•                  the seller’s price to the buyer is fixed or determinable;

•                  collectibility is reasonably assured.

The Company provides for estimated sales returns, sales discounts and rebates as reductions in determining sales in the same period the related sales are recorded. The sales returns and discount provisions are based on estimates derived from historical experience, specific economic factors, potential replacement product launches, product shelf life, etc.  Sales rebates are deductions from list prices granted on the basis of volume sold and are provided for in the period in which the related sales are realized.

In the course of its business, the Group enters into certain transactions generating revenues other than through ordinary sales of products. These revenues are reported under the caption “Other operating income and expenses-net” (see note 8). These transactions include license arrangements, co-promotion or co-marketing agreements and divestments of products and other rights.

For such transactions, revenues are recognized as the related products and/or services are delivered and/or performed over the term of the arrangements. License fees are accordingly recognized over the license term of the related arrangements. Up-front fees are deferred when continuing performance obligations exist. Other payments specifically related to the achievement of milestones are evaluated based on the specific facts of the arrangements between the parties and recognized as revenues when related products and/or services are delivered and/or performed. Revenue from service agreements is recorded upon the delivery of goods or services to the contracting party.

Aventis also sometimes enters into multi-element arrangements. These are primarily a combination of a licensing or product divestment agreement and supply agreement. At the inception of such agreements and as each item in the arrangement is delivered, an analysis is performed to determine whether there are separate units of accounting. The separate units of such arrangement are accounted for and revenue is recognized separately if they constitute separate earnings processes, the delivered item has value on a stand alone basis, that there is objective and reliable evidence of the fair value of the undelivered item and that delivery or performance of the undelivered item is considered probable.  If there is objective and reliable evidence of the fair value for all units, then consideration is allocated based upon their relative fair values.  If there is no objective and reliable evidence of the fair value of the delivered item, Aventis utilizes the residual method to allocate consideration to the delivered items.

Fair market value is determined by results of arms length transactions in arrangements with third parties, Aventis experience with other similar Aventis products and/or other publicly received information. As delivery of the goods and/or services related to the undelivered item is made, revenue is recognized to the extent appropriate for those deliveries. Where there is no separate culmination of an earnings process for individual deliverables, revenue recognition is determined in accordance with Aventis policy for the combined deliverables as a single unit of accounting.

Note 2 - Inventory

Total inventory consists of :

(millions of €)	June 30, 2003	December 31, 2002	June 30, 2002
Raw materials and spare parts	632	574	656
Work-in-progress	2,022	1,736	1,882
Finished products	591	593	638
Less valuation allowances	(199)	(173)	(247)
Total net inventory	3,046	2,730	2,929

Inventories are valued at the lower of average cost, or replacement value (for goods purchased from third parties), or present manufacturing cost (for goods manufactured), without exceeding their net realizable value.

Note 3 - Investments in equity method investees

Aggregate financial information (on a 100% basis) for equity method investees as of June 30, 2003, including joint-ventures described below, is as follows:

(millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Net sales	3,216	7,746	13,598
Total assets	6,432	16,551	14,582
Net income	126	151	306
Long-term debt	1,336	2,398	3,210
Dividends distributed to consolidated subsidiaries	64	29	139

In comparison to June 30, 2002, the major changes are:

•          Rhodia, that is no longer accounted for under the equity method as of June 30, 2003 (see note 1).

•          Dade Behring, of which Aventis is no longer a shareholder further to the reorganization plan following chapter 11 procedure (see note 1).

Consequently data related to those investments are no longer included in the 2003 column of the table above.

For the six-month period ended June 30, 2003, the Group’s sales to equity method investees amounted to € 97 million (€ 109 million for the six-month period ended June 30, 2002) and purchases amounted to € 29 million (€ 44 million for the six-month period ended June 30, 2002).

Equity in earnings (losses) of affiliated companies, as included in the statements of operations, consists of:

(millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Prescription drugs	27	28	26
Vaccines	10	(4)	25
Corporate and Animal Health activities	65	85	157
Other activities	(132)	32	(157)
Total	(30)	141	51

The losses in Other activities, as of December 31, 2002 are explained principally by the € 251 million depreciation recorded by the Group to reduce the carrying value of its investment in Rhodia to its market value.

In addition, in 2003, before the discontinuation of the equity method accounting, the carrying value of this investment has been reduced to its market value by € 103 million, this has been recorded in the line Equity in earnings of affiliated companies in the income statement.

As of June 30, 2003, Rhodia is no longer accounted for under the equity method.

The Group participates in a number of joint ventures, the most significant of which being Merial and Aventis Pasteur MSD.

Individual financial information for these joint-ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint-ventures is as follows:

(millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Net sales	1,052	1,196	2,416
Total operating income	206	194	422
Income before tax	85	141	183
Total current assets	1,131	1,261	1,251
Total assets	1,805	1,964	1,946
Total equity	807	767	802
Long term debt	145	177	145

Note 4 – Investments and other assets

The investment in Millennium Pharmaceuticals (“Millennium”) shares amounted to € 115 million (US$ 131 million) as of June 30, 2003; € 119 million (US$ 125 million) as of December 31, 2002; € 144 million (US$ 143 million) as of June 30, 2002.

The investment is part of a series of agreements with Millennium, which consists of an investment agreement, a research and development agreement and a technology transfer agreement which has been terminated in 2003. The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium. The Group is using the value-in-use approach when valuing this investment. The value-in-use model applied includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability.

Due to the decline of the share price during 2002, the carrying value of this investment exceeded its value-in-use by approximately € 137 million and € 110 million, as of December 31, 2002 and June 30, 2002, respectively. Write-downs have been recorded in the Income Statement of the respective periods. Due to the recovery of the share price during the first six months of 2003 a portion of the allowance previously recorded has been reversed for € 14 million in the income statement.

Other investments included in this line such as Genta are valued at the lower of cost and net realizable value. Further to the recovery of the share price in 2003, the Group has reversed in the accounts as of June 30, 2003 the allowance recorded for Genta in 2002, for an amount of € 9 million.

Note 5 – Stockholders’equity

•                  Common stock and additional paid-in capital

As of June 30, 2003, capital stock is divided into 799,576,080 Ordinary shares (799,474,490 as of December 31, 2002).

The Group holds 12,488,186 of its own shares, of which 12,126,230 are recorded as a reduction of Stockholders’ equity (On December 31, 2002 the Group held 7,194,675 of its own shares, of which 6,900,876 were recorded as a reduction of Stockholders’ equity).

101,590 stock options, giving right to 101,590 Ordinary shares, have been exercised in the first half of the year 2003.

In 2002, Aventis had issued 1,511,814 Ordinary shares following the exercise of stock options, resulting in a capital increase of € 6 million, and additional paid-in capital of € 46 million.

On June 24, 2003, Aventis redeemed the remaining Capital equity notes 1986. The full amount outstanding at the beginning of the period (€164 million) was redeemed, US$ 161 million (€ 140 million, given the exchange rate at transaction date), and an exchange gain of € 24 million was recorded in the income statement in the “Other income and expenses” caption.

•                  Retained earnings and other additional paid-in capital

The Hoechst / Rhône-Poulenc business combination has been accounted for using a method based on net book values. This method combines the results of operations, assets, liabilities and shareholders’ equity of the acquirer and acquiree at their respective book values on the acquisition date, i.e. December 15, 1999.

The effects on Aventis consolidated retained earnings and other additional paid-in capital are the following:

Reduction (increase) in retained earnings and other additional paid-in capital due to the formation of Aventis on December 15, 1999 (in millions of €)
• Par value of Aventis shares issued in connection with the exchange offer	1,550
• Additional paid-in-capital resulting from the issuance	16,843
• Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst’s shares	18,473
• Less Hoechst’s consolidated net equity as of December 15, 1999 (96.75%)	(3,109)
Excess of Hoechst’s exchange value over net book value	15,364
• Reconstitution of Hoechst translation reserve(1)	(122)
• Impact on retained earnings and other additional paid in capital in 2000 (2)	92
• Impact on retained earnings and other additional paid in capital in 2001 (3)	(60)
Impact of French acquisition method on retained earnings and other additional paid in capital as of December 31, 2002 and June 30, 2003	15,274

(1)          Including a reclassification of € 485 million to “retained earnings and other additional paid-in capital” recorded in 2002.

(2)          During 2000, the Group has completed the business combination with Hoechst, in accordance with the French acquisition method based on net book value (regulation CRC99-02, §215). In particular, the Group acquired in 2000 some remaining Hoechst shares not exchanged, and the minority interest of Schering in AgrEvo.

(3)          In accordance with the French acquisition method based on net book values (regulation CRC99-02, § 215) the unrealized gain related to non-strategic asset as of the date of acquisition has been calculated and recorded in the stockholders’ equity, and the additional gain on the disposal of these assets since the acquisition has been recorded in the income statement. This resulted in an increase in Aventis retained earnings by € 60 million in 2001, primarily related to Messer.

Note 6 - Earnings per share

Earnings per share have been computed by dividing net earnings by:

•                       the average number of shares outstanding during the six-month period (basic EPS calculation),

•                       the average number of shares outstanding during the six-month period, increased by the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued as of the beginning of the period (diluted EPS calculation).

Basic Earnings per share amounts to € 1.03 as of June 30, 2003 (€ 1.87 as of June 30, 2002). The diluted earnings per share has been computed according to the treasury stock method and amounts to € 1.03 as of June 30, 2003 (€1.86 as of June 30, 2002).

Note 7- Mandatorily redeemable partnership interest

A third party financial investor contributed on June 28, 2001, US$ 250 million (€ 219 million as of June 30, 2003) in cash to obtain a Limited Partner’s interest in Carderm Capital L.P. (“Carderm”), a partnership which owns certain assets of Aventis Pharma. The Limited Partner’s interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm, has a 63.3% ownership interest and management control.

On or after March 10, 2007, Aventis may have, further to the initiative of the Limited Partner, the option to purchase under certain circumstances the Limited Partner’s entire interest. This limited Partner’s interest is reported in Aventis consolidated financial statements as a mandatorily redeemable partnership interest as of June 30, 2003.

The decrease in value of the mandatorily redeemable partnership interest as of June 30, 2003 compared to December 31, 2002 is due to the decrease of the USD versus the €.

Note 8 - Operating expenses

(millions of €)	June 30, 2003	June 30, 2002	December 31, 2002
Production, administrative and selling expenses	(5,516)	(7,767)	(14,044)
Research & Development costs	(1,426)	(1,772)	(3,420)
Goodwill amortization	(243)	(665)	(1,021)
Restructuring costs	(64)	(29)	(68)
Other operating income and expense net	465	80	761
Total	(6,784)	(10,153)	(17,792)

Figures for 2002 include Aventis CropScience activities until June 2002 and Animal Nutrition activities until April 2002 (see note 1). Pro forma data have been prepared to reflect these changes in consolidated operations (see note 13).

Long-lived assets impairment

In 2002, the Group announced that Aventis Behring was no longer part of its core business and that negotiations were in process to divest this business. On January, 31, 2003, Aventis and Bayer announced that they were not pursuing their plans to combine their respective blood plasma products. In February 2003, Aventis announced that it was entering into preliminary discussions with CSL Limited on a potential divestment of Aventis Behring.

The Group has been accordingly performing an impairment test on Aventis Behring long-lived assets including goodwill. The long-lived assets impairment test has been performed on a “held and used “ model. Undiscounted and discounted cash flows have been evaluated based on the scenarios considered by the Group. As of December 31, 2002, an impairment charge of € 727 million has been recorded (€ 356 million as of June 30, 2002) to adjust the carrying value of Aventis Behring’s long-lived assets, including goodwill, to their estimated fair value, calculated on the basis of discounted cash flows. As of June 30, 2003, the Group reviewed the value of Aventis Behring long-lived assets and concluded that no additional impairment was required, as the carrying value of Aventis Behring’s long-lived assets did not exceed their estimated undiscounted cash flows.

Restructuring expense

Each year, based on its strategies and the level of productivity it desires to achieve, the Group reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

Changes in the restructuring provision since December 31, 2002 are detailed as follows:

(millions of €)
Provision as of December 31, 2002	125
New measures	63
Change in estimates of earlier measures	1
Provision charged to the income statement during the period	64
Expenses charged to the provision	(55)
Effect of changes in exchange rates	—
Provision as of June 30, 2003	134
Of which
Long-term liability	70
Short-term liability	64

During the first six months of the year, new measures concerned “Prescription drugs”, principally France (€ 27 million) and Germany (€ 9 million).

Other operating income and expense net

This caption primarily includes:

•                  “Income from divestment of products and other rights”: € 109 million as of June 30, 2003. The Group periodically enters into transactions to divest products and other rights in certain markets. Income from such transactions is recorded in this caption. (See note 1, accounting policy on revenue recognition).

As of June 30, 2003, the major items related to the sale of certain product rights in Japan (notably the Suvenyl).

As of December 31, 2002, the Group had recorded income generated primarily by the Synercid, Intal/Tilade transactions whereby King Pharmaceuticals Inc acquired certain rights related to those products in specified territories, the divestment of products Delursan and deflazacort in certain countries, as well as the sale of marketing rights to certain products in Japan

•                  “Royalties and license revenue”: € 195 million as of June 30, 2003. These revenues relate to certain payments received for retained rights to products. Such revenues are recorded in this caption as they are earned.

•                  “Co-promotion income”: € 112 million as of June 30, 2003.This relates primarily to the co-promotion agreement with Procter & Gamble on the product Actonel.

•                  “Operating foreign exchange gains or losses”: as of June 30, 2003 Aventis recorded a gain of € 50 million in comparison to a gain of € 32 million as of June 30, 2002 and a gain of € 123 million as of December 31, 2002.

•                  And, miscellaneous operating revenues and expenses which relate primarily to litigation.

Note 9 - Other income and expenses- net

This caption includes mainly net gains on sale of businesses and other non-operating income and expenses.

•                  As of June 30, 2003 there was no material gain on disposal of businesses.

In 2002, net gains on sales of businesses were primarily related to the disposal of Aventis CropScience and Animal Nutrition activities and to price adjustments linked to the Messer disposal. The sale of Aventis CropScience to Bayer as of June 3, 2002, generated € 4.2 billion proceeds net of debt. This sale resulted in a gain for Aventis of € 2.07 billion after provisions for indemnification related to the StarLink litigation, as well as environmental, tax and product liability indemnification as stipulated in the Share Purchase Agreement between Aventis and Bayer.

•                  Other non operating income and expenses includes:

As of June 30, 2003, provisions on various investments for € 125 million (notably Clariant for € 145 million) and provisions for litigation related to previously divested businesses for € 40 million (see note 11 of those financial statements).

As of December 31, 2002, provisions for risks and environmental settlements related to the indemnification agreements with other divested businesses (Rhodia, Nutrinova, and InfraServ Hoechst mainly) for € 270 million, and litigation related to previously divested products for € 164 million (see Note 25 of the 2002 Financial Statements), and provisions on various investments for € 234 million.

Note 10 - Income taxes

The major differences between the statutory income tax rate in France and the Group’s effective income tax rate are related to preferred remuneration, the change in the valuation allowances related to deferred tax assets, and permanent differences (mainly amortization of goodwill). The tax charge for the period also includes amounts relating to income tax audits in progress in various subsidiaries.

The 1998 and 1999 tax returns of the Worldwide Consolidated Tax Regime have been recently audited by the French Tax Administration. The company received the related tax assessments at the end of 2002 and has submitted its responses to the Tax Administration in 2003. Tax audits of a few significant subsidiaries are in the process of being completed. Based on information currently available, the company does not believe that it will incur material costs not covered by accrued provisions.

Note 11 - Contingencies and commitments

I.     Contingencies

The Group recognizes losses and accrues liabilities if available information indicates that the event of loss is “probable” and “reasonably estimable”. If the event of loss is not “probable” or not “reasonably estimable”, but is “reasonably possible”, the Group discloses this contingency in the notes to its consolidated financial statements if such contingency is material. With respect to environmental liabilities, the Group generally estimates losses on a case by case basis and makes the best estimate it can based on available information. With respect to other liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

1.              Information on Legal or Arbitration proceedings

a)              Products

Aventis Pasteur Blood Products Litigation

Aventis Pasteur S.A. faces criminal and civil actions in various courts in France and Argentina on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (“HIV”) or Hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor (“AHF”) manufactured in France in the early 1980s by a predecessor company.

Aventis Pasteur Hepatitis B Vaccine Litigation

More than 120 lawsuits have been filed in various French civil courts against Aventis Pasteur S.A. or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. No final judgment has ever been rendered in these litigations. The Court of Appeals of Versailles is expected to render its first major decision in September 2003 after considering the medical experts’ report. Late April 2003, the Court of Lyon rejected three claims, all alleging a causal link between hepatitis B vaccine and the claimants’ prejudice.

Aventis Pasteur U.S. Thimerosal Litigation

Aventis Pasteur is a defendant in 237 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication.

Aventis Pasteur Canadian Thimerosal Litigation

Two class action lawsuits have been filed in Canada against Aventis Pasteur Limited, one in the Ontario Superior Court of Justice and other in the Supreme Court of British Columbia. The representative plaintiffs in these actions allege that they sustained personal injuries from the thimerosal that was contained in vaccines allegedly manufactured by Aventis Pasteur Limited. The proposed class includes any persons who were vaccinated since 1980 with DTP (diphteria, tetanus and pertussis), DT (diphteria and tetanus) or Td (tetanus and diphteria) vaccines before reaching two years of age. The total amounts claimed for compensatory and punitive damages exceed C$ 1.25 billion (€ 833 million). It is anticipated that the Ontario court will hear arguments and rule on the certification of the Ontario action by the end of 2003.

Armour Blood Products Litigation

Legal proceedings remain pending in the U.S. and Ireland against Armour and certain other Aventis subsidiaries, in which individuals with hemophilia and infected with HIV or their representatives claim that such infection, and in some cases resulting illnesses or death therefrom, may have been caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour settled numerous AHF cases in the U.S., Canada and Ireland during 2002 and previous years.  Approximately 130 individuals opted out of a 1996 U.S. class action settlement with Armour and three other U.S. plasma fractionators, but have not filed suit against the Aventis subsidiaries that were defendants in the class action litigation. Approximately three cases remain active.

In November 2002, Canadian authorities filed criminal negligence charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV, as a result of which certain individuals became infected with HIV. Armour Pharmaceuticals, Inc., Aventis Behring and Aventis Inc. intend to vigorously defend against the allegations.

On June 2, 2003 a class action was filed in the United States District Court for the Northern District of California against Armour Pharmaceuticals, Inc., Aventis Behring and Aventis Inc. and three other US plasma fractionators, on behalf of a purported class of foreign plaintiffs alleging infection with HIV and Hepatitis C (HCV) from the period 1978-1990.

Aventis Pasteur MMR Vaccine Litigation

A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur S.A.’s 50% joint venture with Merck has been named in at least 118 of the claims included in the litigation. The claimants have been ordered by the court to plead a selection of “lead” claims. Pleadings are currently being exchanged and disclosure of documents and witness statements are currently being given by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur S.A. The action is proceeding to trial, which currently is scheduled to begin in April 2004.

The StarLink Litigation

As a result of reports that traces of the Cry9C protein associated with StarLink corn were discovered in products intended for human consumption, Aventis’ former subsidiary Aventis CropScience has received claims and demands for indemnification and reimbursement of expenses and lost profits from growers, grain handlers, processors and food companies. In addition, a number of lawsuits, including several putative class actions, have been filed in the U.S. against Aventis CropScience, its affiliates, and other defendants, asserting claims for compensatory and punitive damages. Aventis CropScience agreed to indemnify and assume the defense of certain unrelated defendants for certain claims arising out of their sale and distribution of certain food products. While several of these lawsuits and claims have been settled and several have been the subject of recent settlement negotiations, a number are still proceeding and may not be settled. In February 2003, an agreement was reached to settle an action brought on behalf of a purported class of farmers who claim to have grown corn other than StarLink. The settlement, which has been approved by the court provided for a payment of US$ 110 million, made on behalf of the defendants, including Aventis CropScience. Aventis had previously completed agreements with its insurers that resolved disputes regarding certain claims submitted by Aventis for costs incurred to date and for unresolved claims. In connection with the sale of Aventis CropScience to Bayer AG (“Bayer”), Aventis agreed to retain all liability of Aventis CropScience arising out of the StarLink situation, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

Ionamin/Fen/phen Litigation

Aventis subsidiary Fisons plc (“Fisons”) and former subsidiary Rugby Laboratories (“Rugby”) are involved in approximately 153 (as to Fisons) and 160 (as to Rugby) personal injury lawsuits, including class actions, in U.S. federal and state courts concerning the weight-loss drug phentermine (Fisons brand name Ionamin). The lawsuits allege that the manufacturers of phentermine knew that its use, alone or in combination with other weight-loss drugs, could cause serious side effects, but failed to warn against those dangers. To date Fisons and Rugby have made no payment in settlement of any case and have been dismissed from or have dismissals pending in more than 4,800 and 1,800 cases, respectively. API is defending Rugby pursuant to the agreement by which Rugby was sold to Watson Pharmaceuticals.

b)              Compliance

Pharmaceutical Industry Antitrust Litigation

Approximately 140 cases remain pending of the hundreds of separate complaints that were filed in 1993 and early 1994 by retail pharmacies alleging that defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated federal and state antitrust and unfair competition laws. The allegations are that the defendants conspired to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs that the manufacturers sell to wholesalers that, in turn, resell to the pharmacies. Most of the original federal complaints were disposed of by settlement of a federal class action in 1998. Other lawsuits filed by consumers and pharmacies on the state level also remain pending. A Court ordered non-binding mediation of the federal cases took place on February 2003. A trial of these Sherman Act claims is not likely until the first quarter of 2004, at the earliest.

Government Investigations - Pricing and Marketing Practices

Aventis Pharmaceuticals Inc. («API”), Aventis Behring and Armour Pharmaceutical Company are responding to investigations by the U.S. Department of Justice, the U.S. Department of Health and Human Services (“HHS”) and some U.S. states into certain pricing and marketing practices.

The U.S. Centers for Medicare & Medicaid Services (“CMS”) has indicated that it will seek repayment of amounts it alleges should have been included in rebates paid by API to the various states as part of the Medicaid program. CMS claims that sales of certain products to managed care organizations for distribution by such organizations should have been included in API’s “best price” calculations, which are used to compute the rebates. In October 2000 API received a subpoena from the U.S. Attorney for the District of Massachusetts with regard to such sales and “best price” calculations. The Department of Justice separately is reviewing the merits of an action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices (“AWP”) of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly used by various pharmaceutical manufacturers in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

In December 2002 API received a subpoena from the U.S. Attorney for the District of Massachusetts for documents relating to interactions the company had with a doctor and affiliate entities in Massachusetts, including any payments of any type made by the company to the doctor or such entities.

On June 26, 2003 API received a request for documents relating to Anzemet from the Oversight and Investigations Subcommittee of the United States House of Representatives Energy and Commerce Committee. The request indicates that the Subcommittee is investigating pharmaceutical reimbursement and rebates under Medicaid.  The request appears to be similar to that sent to 25 other pharmaceutical companies.

Class Action Suits - Pricing and Marketing Practices

API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations - Pricing and Marketing Practices” above. Cases filed in federal courts have been consolidated in the federal district court in Boston along with similar cases against other pharmaceutical companies. In addition, API also is a defendant in similar cases filed in state courts in California, Arizona and New Jersey, all of which have been removed to federal court and transferred, or proceedings are pending for transfer, to the federal court in Boston. These suits allege violations of state trade practices and consumer protection and false claims statutes, breach of contract and Medicaid fraud. Aventis Behring also is a defendant in some of these cases. The plaintiffs in the cases pending in the federal court in Boston have filed a consolidated complaint alleging violation of the U.S. Racketeer Influenced and Corrupt Organizations Act (“RICO”) and the consumer fraud statutes of certain states. The consolidated complaint alleges that the defendants artificially inflated AWP, improperly used free samples, and engaged in hidden and improper inducements and price reductions. It is further alleged that health care insurers were injured by the use of AWP by pharmaceutical companies and pharmacy benefit managers to maintain high prices of brand name drugs. The defendants filed a motion to dismiss the consolidated complaint in November 2002.  On May 14, 2003 the court granted the motion in part.  The court declined to dismiss the claims based on state consumer fraud statutes, but dismissed the RICO allegations and granted plaintiffs’ motion to amend.

On June 12, 2003 plaintiffs filed an amended consolidated complaint against API and Aventis Behring and twenty-one other pharmaceutical companies, alleging violations of RICO and certain states’ consumer fraud statutes.  In addition, plaintiffs have sued Together Rx, the discount drug program in which API participates with several other pharmaceutical companies that is designed to provide needy senior citizens with lower cost pharmaceutical drugs. The amended consolidated complaint alleges that the Together Rx program violates federal antitrust laws and RICO, and constitutes a conspiracy under civil laws.  Defendants will file motions to dismiss directed to the amended consolidated complaint on August 1, 2003.

API also is a defendant in lawsuits brought by the states of Montana, Nevada, New York and Connecticut for pricing issues described under “Government Investigations – Pricing and Marketing Practices” above.  The suits by Montana and Nevada were filed in February and March 2002 and have been transferred to the federal district court in Boston and consolidated with the cases described above.  The suits by New York and Connecticut were filed in February and March 2003 and papers have been filed attempting to transfer them to the federal district court in Boston for consolidation with the cases described above.  These suits allege violation of state trade practices and consumer protection and false claims statutes, breach of contract and Medicaid fraud.

The Boston court remanded one of the Nevada cases back to state court.  Defendants have requested the court to reconsider this ruling.

Vitamin Antitrust Litigation

Aventis, some of its subsidiaries, and other vitamin manufacturers are defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. In 1999, Aventis and five other vitamin manufacturers settled the federal class action lawsuits brought by “direct purchasers”. Aventis subsequently settled with the remaining plaintiffs that had opted-out of the class action settlement to pursue individual claims. Aventis and the five other manufacturers also have entered into a number of settlement agreements that have resolved the majority of the class actions in state courts, which were brought by “indirect purchasers”. Legal proceedings continue with respect to claims that were not resolved by these settlements. A federal district court’s dismissal of a lawsuit filed on behalf of a putative class of non-U.S. “direct purchasers” was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals. Aventis and the other defendants intend to seek a rehearing of this decision before the entire appellate court. An Aventis subsidiary and the other five settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, New Zealand, the United Kingdom, and the Netherlands. Settlement negotiations with plaintiffs in the civil litigation in Canada, Australia, and New Zealand are underway. Investigations by antitrust authorities in Australia, Canada, the European Union, Japan, Korea, Mexico, New Zealand, Switzerland and the U.S. into vitamin sales practices in those countries have been completed, while investigations in Brazil are ongoing. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

Methionine Antitrust Litigation

Investigations by antitrust authorities in the US and by the European Commission into methionine sales in these territories have been completed. Aventis had been granted full immunity from prosecution because of its cooperation with the Commission’s investigation. In addition, Aventis and some of its subsidiaries, together with other methionine manufacturers, were named as defendants in federal and state class action and individual lawsuits in the U.S. and Canada. In 2002, Aventis settled certain U.S. federal class action claims, brought by direct purchasers of methionine, for US$ 25 million.  In April 2003, Aventis settled claims brought by approximately 60 companies that purchased methionine directly from Aventis Animal Nutrition S.A. (formerly named Rhône-Poulenc Animal Nutrition S.A.) in the U.S. from 1975 – 2000 and had opted out of claim settlement in 2002. The settlement agreement provided for payments from Aventis to the opt-out plaintiffs aggregating approximately US$178 million (€ 156 million). In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues.

Cipro Litigation

API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. API agreed to defend and indemnify both Watson and Rugby pursuant to the agreement by which Rugby was sold to Watson.  By order entered May 20, 2003, the U.S. District Court for the Eastern District of New York rejected plaintiffs’ attempt to characterize the agreement settling the patent litigation as a “per se” violation of the antitrust laws. The court also dismissed Watson from the consolidated cases. Aventis believes that the potential damages that plaintiffs seek against Rugby are duplicative of the damages that plaintiffs seek against Aventis in those cases.

Cardizem Antitrust Litigation

API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs include certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs’ motion for partial summary judgment, ruling that the agreement between Andrx and API is a “per se” violation of U.S. antitrust laws. Damages issues were not addressed in the court’s ruling. The defendants appealed this ruling, but on June 13, 2003 the appellate court affirmed the lower court’s “per se” ruling.  API and Andrx have asked the appellate court to reconsider this ruling.

In the spring of 2001, the court certified a class of direct purchasers of Cardizem CD and a separate class of indirect purchasers. In November 2002, the court approved a US$ 110 million settlement of claims brought by the class of direct purchasers against the Aventis parties and Andrx. API has also reached a settlement with the direct purchaser plaintiffs who opted out of the class settlement, and the Aventis parties have been dismissed from those plaintiffs’ individual actions. Andrx was not a party to this settlement. In January 2003, API and Andrx reached a US$ 80 million settlement with the class of indirect purchasers, as well as the Attorneys General of all U.S. states and the District of Columbia. This settlement has received preliminary approval from the court, and is scheduled to be considered for final approval in October 2003.  The trial of the claims of the Blue Cross Blue Shield plaintiffs is tentatively set for February 2004.

Methylglucamine Inquiry

Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. have received inquiries from the Commission of the European Communities, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings. Aventis is cooperating with all of these agencies. In November 2002, the Commission of the European Communities concluded that Aventis Pharma S.A. and Rhône-Poulenc Biochimie S.A. had unlawfully fixed prices of methylglucamine between 1990 and 1999, and fined the companies € 2.85 million. In February 2003, Rhone-Poulenc Biochimie S.A. pleaded guilty to a charge of agreeing with Merck KGaA to prevent or lessen competition in the Canadian methylglucamine market in violation of the Canadian Competition Act and agreed to pay a fine of C$ 500,000 in connection with the plea. The U.S. inquiry is continuing.

Lovenox Antitrust Litigation

On February 25, 2003, Organon Sanofi-Synthélabo LLC (“Sanofi”), which markets the anticoagulant drug Arixtra, filed a lawsuit in U.S. District Court in Florida against API alleging that API unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit seeks substantial unquantified damages, including treble damages and attorneys’ fees, as well as injunctive relief to prevent API from enforcing certain allegedly unlawful contract provisions. API has filed an answer contesting the allegations in the complaint.

PGS Arbitration

Former shareholders of Plant Genetic Systems NV (“PGS”), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately US$400 million (€ 350 million) based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. The parties submitted detailed filings in support of their respective positions and are awaiting a ruling from the arbitration panel.

Brazilian Antitrust Claims

In Brazil, civil and administrative proceedings are pending before the Secretariat of Economic Law (the “SDE”) against Aventis, Aventis Behring Ltda., and 19 other pharmaceutical companies, related to the investigation of the facts surrounding the sales managers meeting dated July 27, 1999.  The specific allegation is that said companies were conspiring to keep generic pharmaceutical products off the market.  An employee of Aventis Behring Ltda. was present at the meeting. In the administrative proceeding, a report was issued by the General Coordinator of Legal Issues of the SDE, containing a general analysis of the claim and preliminary conclusions about it.  Aventis Behring Ltda. presented its final conclusions as requested, and the parties await the issuance of a final legal opinion by the SDE. In the civil proceeding, the public prosecutor filed a civil public claim on November 27, 2001. Aventis Behring Ltda. and Aventis have presented their defenses. However, a number of defendants have not yet presented their manifestations. Only after that will the judge rule for the Public Prosecution’s pronouncement.

Sorbates Industry Investigation

Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbate manufacturers are defendants in civil actions by purchasers of sorbates and by certain State Attorneys General that are pending in the U.S. Settlement negotiations are underway. The European Commission also is investigating anticompetitive practices in the market of sorbates. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese split any further costs and expenses from this matter in a ratio of 80/20 between them.

c)              Patents

Rilutek Litigation

In June 2002 Impax Laboratories, Inc. filed a complaint against API in U.S.  District Court seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API’s U.S. patent for the use of the active ingredient in Rilutek (riluzole) for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of Aventis’ method of use patent would constitute infringement of Aventis’ patent. In December 2002 the court granted Aventis’ motion for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court. Trial is currently scheduled for October 2003.

GA-EPO Patent Litigation

In April 1997 Amgen Inc. filed an action in U.S. District Court against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate hearing before a three-member panel of the federal court of appeals took place in May 2002. On January 6, 2003 the appellate panel, in a two-to-one decision, issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The majority opinion rejected Aventis’ principal invalidity argument but suggested that there were nevertheless serious issues regarding potential invalidity of the Amgen patents. The minority opinion concluded that Amgen’s patents should be invalidated. It is not clear how the district court would determine the case on remand. Aventis’ request for a rehearing by the full 12-member court of appeals was denied. On April 11, 2001, in other litigation regarding whether Transkaryotic Therapies and API would infringe a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO, while the other three claims were invalid. Transkaryotic Therapies and API appealed this decision. In July 2002, the UK Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO, but that all claims of the patent are valid. Amgen petitioned the UK House of Lords for permission to appeal the infringement decision. Transkaryotic Therapies and API also petitioned the House of Lords for permission to appeal the decision regarding validity of the patent claims if Amgen’s petition was granted. In February 2003, the House of Lords consented to hear the appeals.

2.              Contingencies Arising from Certain Business Divestitures

Aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

Aventis CropScience

The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in the CropScience Group to Bayer was effective on June 3, 2002. The stock purchase agreement contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of € 836 million, except for certain “legal” representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of € 418 million).

In addition, the compensation of losses is restricted, in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer is subject to a number of obligations regarding mitigation and cooperation.

The regular limitation period for most representations and warranties runs until December 3, 2003. However, the legal representations and warranties only become time-barred on June 3, 2012. All specific indemnifications provide for various specific periods of limitation.

Aventis Animal Nutrition

Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Aventis has indemnification obligations that run through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, Aventis is to indemnify up to a maximum aggregate amount of € 150 million, except for certain environmental claims, which are capped at € 223 million (resulting in a maximum aggregate cap of € 373 million), and antitrust and tax claims for which indemnification obligations are not capped.

Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3 participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. The agreement contains customary representations and warranties as well as indemnifications. The purchaser’s claims for damages on account of a breach of representations and warranties are subject to a number of restrictions, including a cap of € 130 million, which applies for all except for certain “legal” representations and warranties, and a cap of € 97.5 million regarding the specific environmental indemnification, subject to certain exceptions. The aggregate liability resulting from breaches of all (including “legal”) representations and warranties and from the environmental indemnification is subject to a cap of € 650 million. The period of limitation with respect to certain “legal” representations and warranties runs until April 30, 2011. For other representations and warranties, except for those related to China, the period of limitation expired on June 30, 2002. However, a number of claims have been asserted by the purchaser prior to that date and are still pending. The tax indemnification and the environmental indemnification contained in the agreement are subject to separate specific periods of limitation. Furthermore, the environmental indemnification is subject to a number of additional restrictions with respect to the reimbursement of environmental costs. In addition, the agreement contains indemnifications with respect to certain specified situations, which indemnifications are subject to a specific regime regarding damages resulting therefrom.

Celanese AG

The demerger of Celanese AG (“Celanese”) became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

•                  While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

•                  To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed), Celanese must indemnify Hoechst, as far as environmental damages are concerned for liabilities aggregating up to € 250 million, liabilities exceeding such amount will be borne by Hoechst alone up to € 750 million, and amounts exceeding € 750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps. Compensation paid to third parties by Celanese under this clause up to now is still far below the first threshold of € 250 million.

Herberts GmbH

The sale of Herberts GmbH by Hoechst to DuPont de Nemours (Deutschland) GmbH was concluded on February 26, 1999. Hoechst and DuPont have recently concluded an agreement to settle all actual and potential claims arising under the purchase agreement except for certain tax matters.

Rhodia

In connection with the divestment of Rhodia in 1998, Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages for a maximum amount of € 122 million.

Further to the negotiations that took place in 2002 and after authorization by the Management Board and the Supervisory Board of Aventis, Aventis and Rhodia have finalized a settlement agreement on March 27, 2003 pursuant to which (i) the parties settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million (including an amount of € 26 million already paid as of December 31, 2002), and (ii) the Environmental Indemnification Agreement is terminated.

Clariant - Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG (“Clariant”) pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997.

While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

•                  Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately € 102 million in 1997/98 to approximately € 816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

•                  Hoechst must indemnify Clariant without time limit for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately € 20.5 million) and from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past.

•                  Hoechst is to bear 75% of the cost relating to a certain waste deposit site in Frankfurt, Germany.

InfraServ Höchst

By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed in a side letter to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

Ipiranga

Hoechst AG, which divested its interest in Brazilian petrochemical company Ipiranga Petroquimica (“IP”) in 1998, has committed by Guarantee Agreement dated June 30, 2003 to guarantee to KfW (Kreditanstalt für Wiederaufbau) and IFC (International Finance Corporation) the repayment of up to US$ 49 million of certain indebtedness of IP in return for the termination of Hoechst’s obligations under the Financial Support and Retention Agreements with IFC and KfW signed in 1998.

Hoechst has the right to indemnification from IP’s current principal owner for any amounts Hoechst pays under the guarantee.

Management does not believe, based on current information, accrued reserves and existing insurance policies, that the above-mentioned contingencies arising from certain business divestitures would have a material adverse effect on the Group’s business, financial condition or results of operations. However, there can be no assurance that future events will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

3.              Environmental risks

The Group’s business is subject to extensive, evolving and increasingly stringent laws and regulations governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. The Group’s compliance with such laws and regulations, and related enforcement policies, has resulted and will result in significant ongoing costs for the Group, and could restrict its ability to modify or expand its facilities or continue production, or require the Group to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties.

For further description of the environmental risks please refer to the Aventis 2002 Annual Report (“Document de Référence”) registered with the Commission des Opérations de Bourse or in Form 20-F filed with the SEC.

II.             Derivative Instruments

On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais and entered simultaneously into an equity swap agreement with the acquirer. Further to the completion of this transaction, Aventis’ stake in Rhodia has been reduced to approximately 15%. This transaction is an outright sale in which the acquirer obtains immediately full title of the shares (including voting rights and dividends), with no restriction. The transaction does not allow any return of the shares back to Aventis. No gain has been recorded in connection with this disposal.

The equity swap referred to above has been considered as an “over-the-counter” derivative instrument. Accordingly, unrealized losses related to this derivative instrument shall be estimated and provided for at each balance sheet date. Unrealized gains related to this instrument shall not be recognized in the income statement; only realized gains shall be considered.

As of June 30, 2003, the unrealized loss associated with this instrument has been provided for and has no material impact on the Group’s accounts.

III.         Insurance

The Group has set up an Insurance Program, which provides worldwide insurance for various risks and important activities. The insurance covers General & Product liability, Property Damage and Business Interruption, transportation risks as well as insurance for any risks relating to subcontractors and the employers liability. As part of this program the company utilizes its wholly owned insurance captive Carraig, located in Dublin Ireland.

The Group has purchased supplemental insurance when necessary, either in accordance with current laws, or in order to provide additional security for risks due to a special activity or particular circumstance.

Car insurance and personal civil liability insurances are purchased as per individual country requirements.

Note 12 – Information by industrial segment and geographical area

Industry segment information

(millions of €)	Prescription Drugs	Vaccines	Corporate and Animal Health activities	Aventis CropScience	Other activities	Eliminations	Consolidated
Six-month period ended June 30, 2003
Net external sales	7,466	683	—	—	493	(20)	8,622
Sales between segments	(2)	(9)		—	(9)	20
Dep.& amort. (excl. goodwill)	(310)	(43)		—	(13)	—	(366)
Amortization of goodwill	(231)	(12)	—	—	—	—	(243)
Operating income	1,566	180	65	—	27	—	1,838
Total assets	23,513	2,687	501	—	3,339	—	30,040
Equity method investments	323	48	516	—	479	—	1,366
Capital expenditures	297	71	—	—	23	—	391
Working capital	2,687	671	19	—	980	—	4,357
Equity in earnings (losses) of affiliates	27	10	65	—	(132)	—	(30)
Six-month period ended June 30, 2002
Net external sales	8,163	643	—	1,831	699	(32)	11,304
Sales between segments	(11)	(8)	—	—	(13)	32	—
Dep.& amort. (excl. goodwill)	(335)	(39)	(20)	(66)	(54)	—	(514)
Amortization of goodwill	(267)	(12)	—	(30)	(356)	—	(665)
Operating income	1,574	144	4	239	(811)	—	1,150
Total assets	25,340	2,521	1,169	—	3,816	—	32,846
Equity method investments	311	51	512	—	1,054	—	1,928
Capital expenditures	348	83	1	27	43	—	502
Working capital	2,926	510	13	—	864	—	4,313
Equity in earnings (losses) of affiliates	28	(4)	85	—	32	—	141
Year-end as of December 31, 2002
Net external sales	16,026	1,580	—	1,831	1,236	(51)	20,622
Sales between segments	(12)	(16)	—	—	(23)	51	—
Dep.& amort. (excl. goodwill)	(656)	(89)	(1)	(66)	(233)	—	(1,045)
Amortization of goodwill	(520)	(24)	—	(30)	(447)	—	(1,021)
Operating income	3,202	444	108	253	(1,177)	—	2,830
Total assets	24,170	2,491	1,180	—	3,232	—	31,073
Equity method investments	314	66	490	—	905	—	1,775
Capital expenditures	703	159	2	27	109	—	1,000
Working capital	2,470	489	12	—	913	—	3,884
Equity in earnings (losses) of affiliates	26	25	157	—	(157)	—	51

*Aventis SA and Hoechst AG are no longer included in ‘Corporate’. Amounts related to these companies are now included in ‘Prescription Drugs’ and figures for the periods ended December 31, 2002 and June 30, 2002, have been restated in order to provide comparable information. Remain in Corporate, mainly insurance and other financial entities

Geographical areas of production information

(millions of €)	France	Germany	Other countries in Europe	United-States and Canada	Asia	Other countries	Eliminations	Consolidated
June 30, 2003 (6 months)
Net sales	2,693	1,817	2,035	3,835	723	679	(3,160)	8,622
Long-lived assets	4,507	2,694	2,391	8,232	639	184	—	18,647
December 31, 2002 (12 months)
Net sales	6,784	3,897	4,298	9,189	1,990	1,764	(7,300)	20,662
Long-lived assets	5,396	2,436	2,417	8,720	638	320	—	19,927
June 30, 2002 (6 months)
Net sales	4,084	2,222	2,289	4,860	1 093	1,048	(4,292)	11,304
Long-lived assets	5,503	2,379	2,178	9,506	717	284	—	20,567

Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

Note 13 – Reorganization of the Group

Following its decision to focus on pharmaceuticals, Aventis completed in 2002 the divestiture of Aventis CropScience to Bayer AG and the sale of Animal Nutrition operating assets to CVC Capital Partners.

The unaudited pro forma financial information assumes that the above-mentioned transactions and those described in the notes occurred on January 1, 2002 with respect to the pro forma statements of operations for the six-month period ended June 30, 2002 and the year ended December 31, 2002.

This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis or what the financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for

the six-month period ended June 30, 2002

(millions of €)	Aventis (historical)	Divestitures 2002	Aventis pro forma
Sales	11,304	(1,936)	9,368
Other operating expenses	(10,154)	2,131	(8,023)
Operating profit	1,150	195	1,345
Equity in earnings of affiliated companies	142	—	142
Net financial expenses	(214)	123	(91)
Other income or expenses	1,444	(1,960)	(516)
Income taxes	(928)	222	(706)
Minority interests	(61)	35	(26)
Preferred remuneration	(45)	—	(45)
Net income	1,488	(1,385)	103
Basic EPS (in €)	1.87		0.13
Diluted EPS (in €)	1.86		0.13

Unaudited pro forma statement of operations for

the year ended December 31, 2002

(millions of €)	Aventis (historical)	Divestitures 2002	Aventis pro forma
Sales	20,622	(1,936)	18,686
Other operating expenses	(17,793)	2,153	(15,640)
Operating profit	2,829	217	3,046
Equity in earnings of affiliated companies	51	1	52
Net financial expenses	(309)	123	(186)
Other income or expenses	1,120	(1,898)	(778)
Income taxes	(1,430)	179	(1,251)
Minority interests	(85)	35	(50)
Preferred remuneration	(85)	—	(85)
Net income	2,091	(1,343)	748
Basic EPS (in €)	2.64	—	0.94
Diluted EPS (in €)	2.61	—	0.93

Notes to the pro forma financial information

The 2002 divestitures include the divestiture of Aventis CropScience and the sale of the Animal Nutrition operating assets.

(a)           Aventis CropScience divestiture

On June 3rd 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

The unaudited pro forma adjustments are to:

•                  Deconsolidate the income statement of Aventis CropScience.

•                  Eliminate the minority interests as historically accounted for in the Aventis income statement relating to the 24% stake previously owned by Schering AG.

•                  Record charges linked with the sale of Aventis CropScience to Bayer. This mainly relates to indemnification linked with the Starlink litigation, environmental liabilities and product liabilities as well as some pension obligations.

•                  Record the intercompany transactions between Aventis (excluding Aventis Animal Nutrition business sold) and Aventis CropScience that were previously eliminated in the consolidated financial statements of Aventis.

•                  Eliminate in the pro-forma income statement the historical result on the sale of Aventis CropScience and the associated tax impact, as well as the cost recorded in 2002 by Aventis and associated with the exit of Aventis CropScience from the Aventis worldwide tax consolidation.

•                  Record the decrease in interest expense linked to proceeds received from the disposal of Aventis CropScience, assuming that such proceeds were received on January 1st, 2002 and were used to decrease the Group debt.

(b)           Sale of Animal Nutrition operating assets

On April 2nd 2002, the Group finalized the disposal of Animal Nutrition business to CVC Capital Partners.

The unaudited pro forma adjustments are to:

•                  Deconsolidate the operations that have been disposed of.

•                  Record the intercompany transactions between Aventis (excluding Aventis CropScience) and Aventis Animal Nutrition that were previously eliminated in the consolidated financial statements of Aventis.

•                  Eliminate in the pro forma income statement the historical result on the sale of the Animal Nutrition business and the associated tax impacts.

•                  Record the decrease in interest expense linked to proceeds received from the disposal of Animal Nutrition operating assets, assuming that such proceeds were received on January 1st, 2002 and were used to decrease the Group debt.

14 – Significant differences between French and U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders’ equity are set out in the tables below.

Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis (see Note 1):

•                  Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and shareholders’ equity of Hoechst and Rhône-Poulenc at their respective book values.

•                  Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of Aventis’ new outstanding share capital. Consequently, this business combination is accounted for as a “reverse acquisition”, that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

I)                                        Reconciliation of net income to U.S. GAAP

	Note		June 30, 2003	June 30, 2002	December 31, 2002
			(in € million)
Net income - common shareholders - Under French GAAP			813	1,488	2,091
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Additional amortization, depreciation and impairment resulting from the step-up
• Trademarks, patents and other intangible assets	(a	)	(132)	(380)	(607)
• Plant and equipment	(a	)	(21)	(29)	(92)
• Equity investments	(a	)	(40)	(40)	(85)
• Goodwill impairment	(b	)	—	(98)	(94)
Adjust to record purchase price allocation resulting from the acquisition of the 40% minority interests in AgrEvo previously held by Schering as a purchase acquisition	(f	)
• Additional amortization, depreciation and impairment resulting from the step-up
• Trademarks, patents and other intangible assets	(a	)	—	(17)	(17)
• Plant and equipment	(a	)	—	(6)	(6)
Adjust the result on disposal of Aventis CropScience in connection with the step-up resulting from the initial purchase accounting and the acquisition of 40% minority interest in AgrEvo	(j	)	—	(837)	(837)
Adjust for other differences
• Investments valuation under FAS 115	(e	)	(45)	114	96
• Accounting for derivative instruments under FAS 133
• Current period effect	(g	)	—	(3)	(24)
• Repurchase of Capital Equity Notes 1986	(l	)	(24)	—	—
• Adjustment due to the application of FAS 142
• Reversal of goodwill amortization and impairment under French GAAP	(h	)	249	675	1,048
• Other adjustments			(12)	(10)	(21)
Tax effect of U.S. GAAP adjustments	(c	)	48	307	433
Minority interests	(d	)	—	8	8
Remuneration of preferred securities classified in stockholders’ equity			22	28	57
Net income before remuneration under US GAAP			858	1,200	1,950
Remuneration of preferred securities classified in stockholders’ equity			(22)	(28)	(57)
Net income-common shareholders - under US GAAP			836	1,172	1,893

II)            Condensed statements of operations for the six-month periods ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002 under U.S. GAAP

	June 30, 2003	June 30, 2002(1)	December 31, 2002(1)
	(in € million, except share and per share amounts)
Sales	8,622	9,339	18,687
Production costs and expenses	(2,417)	(2,586)	(5,581)
Operating expenses excluding research and development	(2,861)	(3,806)	(6,778)
Research and development	(1,426)	(1,584)	(3,233)
Operating income	1,918	1,363	3,095
Equity investment income	(63)	114	(9)
Interest expense, net	(84)	(177)	(301)
Other, net	(331)	(222)	(447)
Income taxes	(575)	(446)	(999)
Minority interests	(23)	(26)	(43)
Net income from continuing operations	842	606	1,296
Income (loss) from discontinued operations, net of income tax
• Net income (loss from operations)	16	(308)	(223)
• Net gains on disposal	—	902	877
Net income/(loss) from discontinued operations	16	594	654

Net income (loss) before remuneration of preferred securities classified in stockholders’ equity	858	1,200	1,950

Remuneration of preferred securities classified in stockholders’ equity	(22)	(28)	(57)

Net income - common shareholders	836	1,172	1,893

Earnings per share	1.06	1.48	2.39

Basic earnings per share - common stock

Continuing operations - common shareholders	1.04	0.73	1.57

Discontinued operations	0.02	0.75	0.82

	1.06	1.48	2.39

Diluted earnings per share - common stock

Continuing operations - common shareholders	1.03	0.72	1.55

Discontinued operations	0.02	0.74	0.82

	1.05	1.46	2.37

(1)                                  Further to the disposal of Aventis CropScience as of June 3, 2002, and Aventis Animal Nutrition as of April 2, 2002, retroactive adjustments have been made on the above December 31, 2002 and June 30, 2002 amounts to present these businesses as discontinued operations.

CONDENSED BALANCE SHEET

I)             Reconciliation of stockholders’ equity to U.S. GAAP

	Note		June 30, 2003	December 31, 2002	June 30, 2002
Stockholders’equity under French GAAP			10,538	11,335	11,306
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Trademarks, patents and other intangible assets	(a	)	4,161	4,357	4,191
• Accumulated amortization and depreciation	(a	)	(1,095)	(1,017)	(545)
• Plant and equipment	(a	)	315	335	340
• Accumulated amortization and depreciation	(a	)	(165)	(158)	(105)
• Pensions - unrecognized gain and losses	(a	)	(100)	(100)	(100
• Reversal of unrecognized gains and losses amortization	(a	)	35	30	25
• Equity investments	(a	)	1,581	1,581	1,581
• Accumulated amortization and depreciation	(a	)	(287)	(247)	(202)
• Goodwill	(b	)	742	742	715
• Accumulated amortization and depreciation	(b	)	(82)	(82)	(42)
Adjust for other differences
• Adjustment for minimum liabilities	(k	)	(728)	(734)	(287)
• Investment valuation under FAS 115	(e	)	3	(66)	108
• Impact of adoption of FAS 142	(h	)	1,297	1,048	675
• Accounting for derivative instruments under FAS 133
• Prior period	(g	)	23	47	47
• Current period	(g	)	—	(24)	(3)
• Other adjustments			(58)	(41)	(74)
Tax effect of U.S. GAAP adjustments	(c	)	(1,136)	(1,225)	(1,481)
Minority interests	(d	)	3	3	2
Stockholders’ equity under US GAAP			15,047	15,784	16,151

Stockholders’ equity under U.S. GAAP as of January 1, 2003	15,784
Net income before remuneration of preferred securities classified in stockholder’s equity	858
Remuneration of preferred securities classified in stockholders’ equity	(22)
Change in translation reserves	(742)
Dividends	(553)
Adjustment for minimum liabilities	6
Variations in Fair Market Value of available for sale securities, net of tax	89
Issuance of shares for stock options	(2)
Repurchase of Aventis shares	(231)
Repurchase of Capital Equity Notes 1986	(140)

Stockholders’ equity under U.S. GAAP as of June 30, 2003	15,047

II)            Condensed balance sheet as of June 30, 2003, December 31, 2002 and June 30, 2002 under U.S. GAAP

	June 30, 2003	December 31, 2002	June 30, 2002

Assets
Cash and short-term deposits	875	756	605
Marketable securities	551	535	813
Other current assets	8,633	8,374	9,600
Other long-term assets	3,183	3,168	3,443
Investments	2,950	3,445	3,696
Fixed assets	4,523	4,664	4,745
Intangible assets (excluding goodwill)	4,495	4,850	4,821
Goodwill	10,777	11,291	11,686
Total assets	35,987	37,083	39,409

Liabilities
Short-term liabilities	6,469	7,507	7,657
Corporate debt short-term	4,007	2,961	2,210
Corporate debt long-term	1,640	1,786	3,778
Other long-term liabilities	5,187	5,238	5,860
Provision for pension and similar obligations	3,233	3,325	3,119
Mandatorily redeemable partnership interest	218	238	251
Minority interests	166	155	246
Amortizable preferred securities	20	89	137
Shareholders’ equity	15,047	15,784	16,151
Total liabilities and shareholders’ equity	35,987	37,083	39,409

III)                                CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

	June 30, 2003	June 30, 2002	December 31, 2002
	(in € million)
Net income (after income tax and before remuneration of preferred securities classified in stockholders’ equity)	858	1,200	1,950
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	(311)	(1,313)	(91)

Net cash provided (used) by operating activities	547	(113)	1,859
Net cash (used) provided by investing activities	(336)	3,504	3,239
Net cash (used) provided by financing activities	(131)	(3,486)	(5,008)
Effect of exchange rates on cash	2	(27)	(60)
Increase/(Decrease) in net cash and cash equivalents	83	(122)	30
Effect of changes in consolidation perimeter on cash	36	(87)	(88)
Cash and cash equivalents at beginning of year	756	814	814
thereof from discontinued operations	—	70	70
Cash and cash equivalents at end of year	875	605	756
thereof from discontinued operations	—	—	—

NOTES TO THE RECONCILIATION OF NET INCOME AND STOCKHOLDERS’ EQUITY TO U.S. GAAP

(a)           Purchase price allocation

The cost of an acquired company is assigned to the assets acquired, including tangible and intangible assets, and liabilities assumed, including pension obligations, on the basis of their fair values at the date of acquisition. The portion of the purchase price allocated to tangible and intangible assets is subsequently depreciated and amortized over the expected useful life of the related assets. Regarding pension obligations, the acquired pension liabilities are adjusted to reflect the projected benefit obligation. This adjustment appears under “other adjustment” caption. Previously existing unrecognized net losses are accordingly eliminated.

(b)           Goodwill

An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

The impact of the adoption of FAS 142 is described in note (h).

(c)           Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the reconciling items except (b), (c) and (h) for which no deferred tax impact is required.

(d)           Minority interests

As of June 30, 2003, December 31, 2002 and June 30, 2002, this adjustment is to record the 1.96% minority interests in Hoechst that are owned by the Hoechst’s shareholders who have not exchanged their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience owned by Schering. Further to the divestment of Aventis CropScience in June 2002, no minority interests are reflected with respect to Schering in the December 31, 2002 balance sheet.

(e)           Available-for-sale and Trading investments

Available-for-sale investments

Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. The 11.8% investment in Clariant has been recorded as an available-for-sale investment (FAS 115). The value of Hoechst’s remaining interest in Clariant has therefore been adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up has also been recorded through equity.

An impairment is recognized on such available-for-sale securities whenever an “other than temporary” decline in market value exists. A significant decline in market value over an extended period of time (for example six to nine months) is generally presumed to qualify as an “other than temporary” decline resulting in an impairment recognition. Accordingly the Group recorded an US$ 76 million (€ 80 million) impairment loss with regard to its investment in Millennium Pharmaceuticals under U.S. GAAP as of December 31, 2002. As of June 30, 2003, no additional impairment was required.

Under French GAAP such investments are classified either as strategic investments or other investments:

•                  Strategic investments are recorded at cost. An impairment is recorded whenever the value-in-use of a strategic investment is lower than its carrying value. The value-in-use approach includes, among other things, consideration of strategic aspects, derived economic benefits, share market price and long-term holding intention and ability.

•                  Other investments are carried at the lower of cost or net realizable value.

Following the application of the value-in-use model, the investment in Millennium Pharmaceuticals has been written down by € 137 million as of December 31, 2002 and € 14 million of this allowance have been reversed as of June 30, 2003. Under U.S. GAAP, these French GAAP entries have been reversed.

Trading securities

Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operations. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(f)            AgrEvo transaction

In January 2000, Aventis CropScience acquired the remaining 40% minority interests in AgrEvo owned by Schering. Under U.S. GAAP, such transaction has been accounted for on a fair value basis. Adjustments of a nature comparable to those described under (a) have been accordingly recorded. These adjustments have been reversed as a result of the divestment of Aventis CropScience in June 2002.

Such acquisition has been paid through the issuance of new shares representing 24% of Aventis CropScience common stock.

(g)           Application of FAS 133 “Accounting for Derivative Instruments and Hedging Activities”

The Financial Accounting Standards Board (FASB) issued in June 1998 and June 2000 the Statements of Financial Accounting Standards No. 133 and No. 138 Accounting for Derivative Instruments and Hedging Activities. These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Group). They require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

•                  The Rhodia and Clariant exchangeable bond issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

•                  Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

The impact for the year ended December 31, 2002 amounts to a loss of € 24 million without tax effect.

As of June 30, 2003, there was no net impact.

(h)           Application of FAS 141 & FAS 142

FAS No. 141 “Business Combinations” and FAS No. 142 “Goodwill and Other Intangible Assets” have been issued in July 2001.

Under these standards all business combinations shall be accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives shall not be amortized but tested for impairment at least annually. These standards also provide guidelines for new disclosure requirements. They outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of FAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of FAS No. 142 for existing goodwill and other intangible assets have been implemented by the Group effective January 1, 2002.

The following reporting units have been identified:

•                  Prescription Drugs

•                  Vaccines

•                  Merial

•                  Aventis Behring

•                  Other activities

The first step of the goodwill impairment test (as defined by FAS No. 142), used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill, has been performed in 2002. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS No 142), used to measure the amount of impairment loss, was not required.

French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the year ended December 31, 2002 and the period ended June 30, 2002.

(i)            Application of FAS 144

FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” has been issued in October 2001.

This Statement supersedes FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002.

Impairment of Aventis Behring

The Group announced in 2002 that Aventis Behring was no longer part of its core business and that negotiations were in process to divest this business. This negotiation process is still on-going. In addition, Aventis Behring suffered significant adverse changes in its business climate in 2002.

The Group accordingly performed an impairment test on Aventis Behring’s long-lived assets in June and December 2002. The impairment test for this group of assets has been performed on a “held and used” model. Undiscounted and discounted cash flows have been evaluated assuming several alternative scenarios, including divestment. As of December 31, 2002, the carrying value of Aventis Behring’s long-lived assets exceeded their undiscounted future cash flows and triggered the recognition of an impairment charge of € 746 million, based on discounted cash flows. This impairment charge has been allocated as follows:

•                  Step-ups on intangibles and product technology for € 379 million.

•                  Other intangible assets (including goodwill) for € 143 million.

•                  Property Plant and Equipments for € 224.

As of June 30, 2002 an impairment charge of € 397 million was recorded. As of June 30, 2003, no additional impairment was required. (See note 8)

Under French GAAP, a comparable impairment test has been performed and resulted in the recognition of € 727 million impairment as of December 31,2002, (€ 356 million as of June 30, 2002). No additional impairment was required as of June 30, 2003.

(j)            Sale of participation in Aventis CropScience

The Group disposed, in 2002 and 2001, of certain businesses which qualify as components of an entity under FAS 144. These disposed businesses have accordingly been presented as discontinued operations for US GAAP purposes.

Due to the purchase accounting resulting from the 1999 formation of Aventis, for U.S. GAAP purposes Aventis had approximately €1.364 billion, less related tax effects of € 419 million, more intangible assets than for French GAAP purposes. Due to the purchase accounting resulting from the 2000 acquisition of the 40% minority interest of AgrEvo, for U.S. GAAP purposes, Aventis had approximately € 862 million, less related tax effects of € 312 million, more intangible assets than for French GAAP purposes. Additionally, the 2000 transaction resulted in € 658 million in minority interest under U.S. GAAP that is not recorded under French GAAP. These differences are due to the differences in the purchase accounting required under U.S. GAAP compared to French GAAP as described in note (a) to the U.S. GAAP reconciliation.

As a result of the higher asset basis for U.S. GAAP purposes, the gain recorded under U.S. GAAP is approximately € 837 million lower than under French GAAP for the sale of participation in Aventis CropScience.

(k)           Application of FAS 87 “Adjustment for Minimum Liabilities”

U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the reported accrued pension costs, fair value of plan assets and prepaid pension costs. This excess, if any, is recorded as a reduction of equity, net of tax, for the portion exceeding the unamortized prior service cost.

(l)            Repurchase of Capital Equity Notes 1986

The Group repurchased certain quasi-equity instruments in 2003 initially issued in USD. For French GAAP purposes the foreign currency impact associated with such transaction (€ 24 million) has been recorded in the income statement. For US GAAP purposes, this foreign currency impact has been directly recorded through equity (additional paid-in-capital), with no impact in the income statement.

(m)          New accounting pronouncements

In the course of 2002 and 2003, the Financial Accounting Standards Board (FASB) issued several new standards.

•                  FAS No. 143 “Accounting for Asset Retirement Obligations”

This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. As required, the provisions of FAS 143 have been implemented on January 1st, 2003. This implementation did not have a material impact on the Group’s financial statements.

•                  FAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002” has been issued in April 2002.

Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual of infrequent or that meet the criteria for classification as an extraordinary item. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

As required, the provisions of FAS 145 have been implemented by the company on January 1, 2003. This implementation did not have a material impact on the Group’s financial statements.

•                  FAS 146 “Accounting for Costs associated with Exit or Disposal Activities” has been issued on July 13, 2002.

This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue 94-3. Prior to the issuance of this statement, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability.

The provisions of FAS 146 have been implemented by the company on January 1, 2003.

•                  FAS 147 “Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB interpretation No. 9 has been issued on October 1, 2002.

Aventis activities are out of the scope of this statement.

•                  FAS 148 “Accounting for Stock-Based Compensation. Transition and Disclosure—an amendment of FASB Statement No. 123”

This statement amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The company did not apply the fair value method in 2002, and applied the disclosures requirements specified in the FAS 148. No new stock-based compensation plans have been issued in 2003.

•                  FAS 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”

This Statement amends and clarifies the accounting guidance on derivative instruments and hedging activities that fall within the scope of FASB Statement No 133 and amends FAS 133 to reflect decisions made as part of the Derivatives Implementation Group or in connection with other projects dealing with financial instruments and regarding implementation issues related to the application of the definition of a derivative

FAS 149 is effective for contracts entered into or modified after June 30, 2003. The Group is currently assessing the potential impact of this standard on its financial statements.

•                  FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope a s liability (or an asset in some circumstances). FAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003

The Company is currently assessing the potential impact of this standard on its financial statements.

•                  FIN 45 Guarantor’s Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board (FASB),issued FASB Interpretation No 45 (FIN 45) Guarantor’s Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No 5, 57, and 107 and rescission of FASB Interpretation No 34.

This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

•                  FIN 46 Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under (a) the “controlling financial interest” model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created: it is effective immediately for VIEs created after January 31, 2003 and effective no later than the beginning of the first interim or annual reporting period that starts after June 15, 2003, for VIEs created before February 1, 2003.

The Group is currently assessing the potential impact of the adoption of FIN 46. However, the Group did not identify any entity in which it holds a variable interest and which would be considered to be a VIE once the Interpretation goes into effect.

15 – Post closing events

There was no subsequent event having a material impact on the financial statements as of June 30, 2003.

PricewaterhouseCoopers Audit 32, rue Guersant 75833 Paris Cedex 17 Telephone 01 56 57 58 59 Facsimile 01 56 57 58 60

AVENTIS AND SUBSIDIARIES

INDEPENDENT ACCOUNTANTS’ REPORT

To the Shareholders
and the Supervisory Board of Aventis
Espace Européen de l’Entreprise
16, Avenue de l’Europe
67300 Schiltigheim

We have reviewed the condensed consolidated balance sheets of Aventis and subsidiaries as of June 30, 2003 and 2002, and the condensed consolidated statements of income, cash flows and stockholders’ equity for the six-month periods then ended. These financial statements are the responsibility of the Group’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements, disclosed from p.1 to p.39 for them to be in conformity with French generally accepted accounting principles.

Application of accounting principles generally accepted in France varies in certain important respects from those generally accepted in the United States of America. Application of the latter would have affected consolidated stockholders’ equity as of June 30, 2003, June 30, 2002 and December 31, 2002 and consolidated results of operations for the six-month periods ended June 30, 2003, June 30, 2002 and the year ended December 31, 2002 to the extent summarized in Note 14 to the condensed consolidated financial statements.

October 1, 2003

Paris, France

PricewaterhouseCoopers

Société d’expertise comptable inscrite au tableau de l’ordre de Paris • Alsace • Lille • Lorraine • Lyon • Marseille • Pays de Loire • Rouen •  Toulouse.

Société de commissariat aux comptes membre de la compagnie régionale de Paris. Bureaux : Grenoble, Lille, Lyon, Marseille, Metz, Mulhouse, Nantes, Paris la Défense, Rouen, Sophia Antipolis, Strasbourg, Toulouse. Société Anonyme au capital de 2 510 460 €.

RCS Paris B 672 006 483 - code APE 741 C - TVA n° FR 76 672 006 483. - Siège social : 32, rue Guersant 75017 Paris.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date October 15, 2003	By:	/s/ Dirk Oldenburg

Name : Dirk Oldenburg
Title : General Legal Counsel